World Headquarters 19350 State Highway 249, Suite 600 Houston, TX 77070 ncsmultistage.com

December 15, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Dear Mssrs. Mojciechowski and Hiller:

On behalf of NCS Multistage Holdings, Inc., we are submitting this letter in response to comments from the Securities and Exchange Commission (the “Commission”).We received your letter dated December 1, 2023 with regard to the Annual Report of NCS Multistage Holdings, Inc., filed on Form 10-K for the Fiscal Year Ended December 31, 2022 (File No. 001-38071) (the “2022 Form 10-K”). The Staff’s comments are reproduced below along with management’s responses thereto. All references to page numbers are to the 2022 Form 10-K.

References to “NCS”, the “Company”, “we”, “our” or “us” refer to NCS Multistage Holdings, Inc. and its consolidated affiliates.

Management’s Discussion and Analysis, Results of Operations, Page 41:

1.

We note your disclosures in the second and fifth paragraphs on page 40 explaining that competition amongst oilfield services companies has increased as E&P companies are increasingly focused on operational efficiencies and lowering costs, which has limited your pricing power, while further clarifying that you lower the prices of your products and services in order to compete in certain markets.

However, in describing the changes in revenues on pages 41 and 42 you indicate the increase in 2022 “…largely resulted from higher drilling and completion activity,” and more specifically, reflects higher product sales and services volumes in Canada and the United States, and higher service volumes internationally offset by lower product sales internationally, without indicating the change associated with changes in prices.

Please address the requirement in Item 303(b) of Regulation S-K, regarding material changes in one or more line items, including material changes within a line item that offset one another, to describe the underlying reasons for the material changes in quantitative and qualitative terms; and the requirement in Item 303(b)(2)(iii) of Regulation S-K, to disclose the extent to which material changes in revenues are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold, or to the introduction of new products or services.

Please also clarify how the volumetric activity underlying your present disclosures had been assessed and expand your disclosures to include quantification of the volumes of products and services sold in each period.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. We have reviewed our disclosures on the referenced pages, as well as the reporting requirements in Item 303(b) of Regulation S-K. The sale of our products and services are largely dependent upon activity levels of our customers in the United States and Canada, and, therefore, we disclose metrics associated with commodity pricing and drilling rig counts as primary indicators of this activity level. We further explain that we believe we have seen a trend through several years where an increase in well complexity and a focus on completion optimization by our customers through longer horizontal wells with more hydraulic fracturing stages tends to increase the volume of our product sales and services. However, the maturation of the development of unconventional resources can limit pricing power of service providers, as some E&P companies select products and services based on cost rather than technical benefits.

During 2020 and 2021, the oil and gas industry was impacted significantly by the COVID-19 pandemic, with activity levels declining sharply, but began to recover in late 2021, rebounding in 2022. For NCS, this recovery in 2022 was largely due to sales volume increases in both the United States and Canada, as disclosed in the Results of Operations on pages 41 and 42. As an aggregate, price was not a material factor impacting the increase in revenues for NCS during Fiscal 2022, nor did changes in price represent a material offset to the volume driven increase in revenue. In addition, we disclosed on page 37 that we have applied some selective price increases to offset rising inflation costs, but there is generally a lag between when such increases can be implemented and when price increases are realized. This lag reduced the impact of any price increases on revenue for Fiscal 2022, which period was more impacted by the price declines for Fiscal 2021, as referenced in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. In addition, we did not derive a material portion of our revenues in Fiscal 2022 from the introduction of new products or services compared to Fiscal 2021.

With regard to volumetric activity underlying NCS’s disclosures for Fiscal 2022, NCS’s revenues are derived from a mix of product sales, some of which contain a service component (installation), projects and horizontal laterals of differing sizes, tracer jobs for which well counts and stage counts can vary, and other factors that make it not meaningful to describe the changes in quantitative volumes for relative periods. Determining a direct correlation between unitary volumes and revenue is complicated due to the complexity of the business including the number of product lines and variables in the product and geographic mix. Management believes that a generalized volume change (such as number of tools sold, number of jobs completed) could be potentially misleading and would therefore not be useful for an investor, and is inconsistent with how the Chief Operating Decision Maker (CODM) evaluates the business. Therefore, NCS has historically disclosed quantitatively the overall changes in revenue based on geographic regions (U.S., Canada and International), segregated between product sales and services, which is consistent with how the CODM evaluates the business.

To the extent pricing or new product offerings are a material component of the change in revenues for corresponding periods, NCS will disclose the relative impact of such changes in future filings.

Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation, page 43:

2.

We note that your measure of Adjusted EBITDA excludes costs of professional services related to financings, legal proceedings, and the evaluation of potential acquisitions, which you assert “…are not reflective of [your] ongoing operating performance.”

However, as these appear to be normal, recurring cash operating expenses that are necessary to operate the business, tell us how you considered the [the] guidance in the answer to Questions 100.01 of our non-GAAP Compliance & Disclosure Interpretations, in compiling and disclosing Adjusted EBITDA as a measure of performance.

For example, explain to us why you would not need to discuss and analyze the excluded professional fees along with your disclosure of the non-GAAP measure, to clarify (i) the utility and necessity of the costs in supporting your ongoing operations, and (ii) the limitations of the non-GAAP measure in assessing your operating performance.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. We have reviewed the referenced guidance (Question 100.01 non-GAAP Compliance & Disclosure Interpretations) with regard to the exclusion of certain professional services from NCS’s calculation of Adjusted EBITDA. As further desribed below, NCS does not consider the professional service costs that we exclude to reflect ordinary course operating expenses that are part of the Company’s revenue generating activities. Further, as per Question 102.03 non-GAAP Compliance & Disclosure Interpretations, we do not describe such excluded costs as non-recurring, infrequent or unusual, and we exclude the gain or loss associated with recoveries resulting from intellectual property and related lawsuits. Historically, and consistently, NCS has excluded the following professional service costs from Adjusted EBITDA:

•

Legal proceedings – The Company only excludes such professional service costs that are in connection with a few specific legal proceedings associated with the assertion of, or defense of intellectual property (IP) and related matters. Please note that other legal costs incurred in the ordinary course of business, such as relating to trademark, intellectual property application process, regulatory compliance, real estate, and employment matters have not been excluded from the Company’s Adjusted EBITDA;

•

Costs related to financings – Professional service fees associated with financings are incurred infrequently. Such costs generally relate to changes in revolving credit facilities, most recently the ABL facility entered into in May 2022, which is scheduled to mature in 2027; and

•

Evaluation of potential acquisition transactions – Costs associated with professional services fees in connection with potential acquisition transactions are, by their nature, infrequent and are not a part of the Company’s existing operations. Although NCS does periodically evaluate potential acquisition transactions for which some fees may be incurred, no significant acquisition transaction has been completed since Fiscal 2017.

Management does not believe that professional services costs associated with protecting ongoing IP, securing financing, and achieving inorganic growth have a direct impact on the Company’s operating performance. Although certain of these costs may recur between periods, management believes it is appropriate to exclude these costs from the definition of Adjusted EBITDA, as may be permitted per the guidance in the response to Question 102.03 of non-GAAP Compliance & Disclosure Interpretations, to the extent the exclusion is in accordance with Regulation G and other requirements of Item 10(e) of Regulation S-K. In the periods where such expenses are excluded from Adjusted EBITDA, these expenses were also excluded by management for purposes of its day-to-day operating decision-making and in determining potential payment pursuant to the annual cash incentive bonus plan.

The following table summarizes the aggregate professional service costs excluded from Adjusted EBITDA for the years 2018 through 2022:

Fiscal Year	Amount (000’s, USD)
2022	$5,665
2021	$4,885
2020	$1,295
2019	$4,952
2018	$1,542

As this table illustrates, these professional service costs can fluctuate by year. Management believes that including these costs in Adjusted EBITDA would result in significant variability of this non-GAAP measure and may be distortive for the reader of the non-GAAP schedule. In addition, we have similarly historically excluded from Adjusted EBITDA the gain or loss associated with recoveries resulting from intellectual property and related lawsuits. For example, in Fiscal 2020, we excluded from Adjusted EBITDA a $25.7 million gain from a lawsuit settlement. Furthermore, as disclosed on page 67, we have received favorable jury verdicts against Nine Energy Services, Inc. in January 2022 and TCO AS in August 2022. If we were to realize a gain associated with these matters through settlement or conclusion of the appeal process, we would exclude these recognized gains from our Adjusted EBITDA. Consistent with the exclusion of realized gains from such legal proceedings in our calculation of Adjusted EBITDA, we also exclude the corresponding costs from Adjusted EBITDA.

Consistent with Item 10(e) of Regulation S-K, we provide a reconciliation of Adjusted EBITDA to net income (loss) and net operating (loss) and report such measures with equal prominence.

For each of these reasons, the Company believes that the adjustment with respect to professional service costs does not cause Adjusted EBITDA to be misleading or inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Therefore, the Company believes presenting Adjusted EBITDA including adjustments for these costs provides investors, when read in conjunction with the Company’s GAAP measures, with useful information about the Company’s operating performance, by eliminating the impact these items may have of obscuring trends in the underlying performance of its business.

Management will consider additional disclosure related to the limitations of this non-GAAP measure in its Annual Report on Form 10-K for the year ended December 31, 2023, further clarifying the nature of these costs.

Financial Statements, Report of Independent Registered Public Accounting Firm, page 50

3.

Please ask your auditor to clarify or reconcile between the reference made in the first sentence of the audit report to a singular period in describing the financial statements that were subject to audit (i.e. “the period ended December 31, 2022”), and the multiple periods referenced in expressing an opinion in the second sentence of the audit report.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, NCS has received the following response from its independent auditor, Grant Thornton LLP:

The appropriate reference to the period ended December 31, 2021, was erroneously left out of the final audit report, as filed with the SEC on Form 10-K. Future opinions filed with the SEC will include the reference to the prior year in the first sentence of the audit report, beginning with the audit report included in the Company’s Form 10-K for the year ended December 31, 2023.

Note 17 – Segment and Geographic Information, page 75.

4.

Given the various product and service offerings described on pages 6 and 7, please address the requirement to separately report the amounts of revenues from external customers for each product and service, or each group of similar products and services, in FASB ASC 280-10-50-40, and clarify your rationale for any aggregation of revenues based on the similarity of the products or services.

For example, identify the particular products and services for which aggregated revenue information has been or would be disclosed and describe the particular economic and functional attributes or characteristics that you considered and assessed in formulating a view on similarity in fulfilling this disclosure requirement.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. NCS’s management evaluates several qualitative factors when considering whether to aggregate revenue for presentation pursuant to FASB ASC 280-10-50-40, including: the nature of the products and services, the nature and commonality of production processes, a shared customer base primarily in North America, the scope of geographic operations, and a common industry and regulatory environment.

Therefore, considering these similarities, management believes that, per ASC 280-10-50-40, it is appropriate to provide investors with entity-wide financial detail related to product sales (various types of oilfield service equipment sold to common customers, generally at the wellsite, typically for use during the completion stage of the well, of a similar nature and function to maximize well recovery) and service revenue (chemical and radioactive tracers to access wellbore completion performance and production, as well as fracturing systems use of proprietary tools for pinpoint stimulation, stage isolation and re-stimulation of a wellbore). Although we generally aggregate revenue by product line, we separately aggregate product sales revenue from service revenue, with product sales attributable primarily to the following oilfield service equipment (casing-installed sliding sleeves, enhanced recovery equipment, frac plugs, casing buoyancy systems, liner hanger systems, toe sleeves and installation of said), and service revenue primarily associated with Tracer Diagnostics and Fracturing Systems as described above. Then, we further disaggregate the data by geographic region (in accordance with ASC 280-10-50-41). We believe the current presentation provides the reader with adequate data to evaluate these similar products for the comparative periods presented and is consistent with the “Business Strategy” discussion on page 5 of our Annual Report on Form 10-K for the year ended December 31, 2022.

We acknowledge that the Company and its management are responsible for the accuracy and completeness of NCS Multistage Holdings, Inc.’s financial statements and disclosures.

Should the SEC require anything further in this regard, please contact me directly at 281-453-2273 or at mmorrison@ncsmultistage.com.

Sincerely yours,

/s/ Michael Morrison
Michael Morrison,
Chief Financial Officer and Treasurer
NCS Multistage Holdings, Inc.